Exhibit 2

SCHEDULE A

BOARD OF MANAGERS OF

ARES PARTNERS HOLDCO LLC

Name	Present Principal Occupation and Employment
Michael J Arougheti	Co-Founder and Chief Executive Officer of Ares Management
R. Kipp deVeer	Co-President of Ares Management
David B. Kaplan	Co-Founder of Ares Management
Antony P. Ressler	Co-Founder, Executive Chairman of Ares Management
Bennett Rosenthal	Co-Founder, Chairman of the Private Equity Group of Ares Management

The address for all of the persons listed above is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Each of them is a citizen of the United States of America.